PROSPECTUS ADDENDUM Dated December 30, 2016 Filed Pursuant to Rule 424(b)(3) Registration Statement No. 333-204908

PROSPECTUS ADDENDUM
(to Prospectus Addendum dated March 18, 2016,
Pricing Supplement dated May 14, 2015, Product Supplement
dated November 14, 2014 and Prospectus dated April 29, 2016)

UBS AG

FI Enhanced Large Cap Growth ETN due June 19, 2024

The discussion below regarding Section 871(m) of the Code in this prospectus addendum supersedes any discussion of Section 871(m) in the applicable pricing supplement and is otherwise intended to be read in conjunction with the discussion under “Material U.S. Federal Income Tax Consequences — Non-United States Holders” in the pricing supplement.

Treasury regulations issued under Section 871(m) of the Code impose a 30% withholding tax (which may be reduced by an applicable income tax treaty) on certain “dividend equivalents” paid or deemed paid to a non-U.S. holder with respect to a “specified equity-linked instrument” (“specified ELI”) that references one or more indices containing dividend paying U.S. equity securities (“Section 871(m) withholding”). Section 871(m) withholding will take effect on January 1, 2017 with respect to such instruments entered into on or after that date, and can apply even if such instrument does not provide for payments that reference dividends.  Section 871(m) withholding generally will not apply to specified ELIs that were entered into before January 1, 2017 or that reference a “qualified index” at the time they are issued.

The determination of whether an index constitutes a “qualified index” is made on the first business day of the calendar year in which an instrument is issued. We intend to treat Securities issued in 2017 as referencing a qualified index. Accordingly, non-U.S. holders of Securities issued before January 1, 2018 (the “grandfather date”) should not be subject to Section 871(m) withholding. Notwithstanding the qualified index exception, it is possible that Section 871(m) withholding could apply to the Securities under these rules if a non-U.S. holder enters into, or has entered into, certain other transactions in respect of the Index or Index Constituent Securities. In addition, because the determination of whether an index constitutes a “qualified index” is made on the first business day of the calendar year in which an instrument is issued, it is possible that the Index may not constitute a qualified index with respect to Securities issued on or after the grandfather date (“Additional Securities”).

Nevertheless, on December 2, 2016 the IRS issued Notice 2016-76, which states that the Treasury Department and the IRS intend to amend the Treasury regulations to provide that Section 871(m) withholding will not apply to the Securities until January 1, 2020. Accordingly, although it is not entirely clear, under Notice 2016-76 if Additional Securities are issued on or after the grandfather date and the Index does not constitute a qualified index with respect to such Securities, it is likely that such Additional Securities will be subject to Section 871(m) starting in 2020, in which case non-U.S. holders of such Additional Securities will generally be subject to Section 871(m) withholding (subject to reduction under an applicable treaty) in respect of distributions on, and proceeds from the sale of, their Securities on or after January 1, 2020 to the extent of any dividends that are paid in respect of the Index Constituent Securities that are indirectly referenced by their Securities. Although it is not entirely clear, it is likely that Section 871(m) withholding will only apply to dividends that are paid in respect of the Index Constituent Securities after January 1, 2020 during the non-U.S. holder’s holding period in the Additional Securities (to the extent of the notional amount of the Index that is referenced by the Securities). It is possible, however, that Section 871(m) withholding will also apply to dividends that were paid in respect of the Index Constituent Securities before January 1, 2020 during a non-U.S. holder’s holding period in such Securities.

Further, because the Securities trade solely in book-entry form and Additional Securities will be fungible with Securities issued prior to the grandfather date, non-U.S. holders of Securities, even if purchased before the grandfather date, may not be able to establish to UBS, their custodians and other withholding agents that their Securities are exempt from Section 871(m) withholding.  Accordingly, if Additional Securities are issued and the Index does not constitute a qualified index with respect to such Additional Securities, UBS expects that it would treat all Securities as subject to Section 871(m) withholding beginning on January 1, 2020. UBS expects that other withholding agents would take a similar position.

Therefore, it is possible that non-U.S. holders of Securities issued before the grandfather date could be subject to Section 871(m) withholding beginning on January 1, 2020. Non-U.S. holders of such Securities are urged to consult their tax advisors regarding whether, and how, they may be able to obtain a refund of Section 871(m) withholding.  We will not pay any additional amounts with respect to any amounts withheld.

Furthermore, it is possible that the Securities could be deemed to be reissued for tax purposes upon a rebalancing of the Index, in which case Securities that are issued before January 1, 2017 would thereafter be subject to the same Section 871(m) consequences as Securities issued on or after January 1, 2017.

Finally, any payments on the Securities that are subject to Section 871(m) withholding will also be subject to the FATCA rules that impose a 30% withholding tax on certain payments to investors and intermediaries if the investor or intermediary does not comply with the applicable FATCA certification and identification requirements.

The application of Section 871(m) to the Securities is complex, and uncertainties exist regarding how the new regulations will apply to the Securities. In addition, it is expected that the Section 871(m) regulations will be revised in 2017, and it is possible that the revised regulations could cause a non-U.S. holder of Securities to be subject to tax in a manner that differs from the manner described herein. If you are a non- U.S. holder, you should consult your tax advisor about the application of Section 871(m) to your Securities.

The application of Section 871(m) to the Securities is complex, and uncertainties exist regarding how the new regulations will apply to the Securities beginning on January 1, 2020. Because of these uncertainties, non-U.S. holders are urged to consult their own tax advisors regarding the potential application of Section 871(m), the regulations thereunder and Section 871(m) withholding in respect of their acquisition and ownership of the Securities.

UBS Investment Bank	UBS Securities LLC
Prospectus Addendum dated December 30, 2016